Affirmative Statement

This affirmative statement is executed by and among the signatories hereto (each a “Participant”) on November 6, 2012.  Each of the undersigned hereby affirms the following as each statement relates to the preliminary proxy statement filed by “Concerned Aetrium Shareholders” on October 23, 2011, revised preliminary proxy statement filed on November 6, 2012, a definitive proxy statement, and any revisions or amendments thereto:

•	the Participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•
Securities and Exchange Commission (“Commission”) staff (“Staff”) comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Galen Vetter	/s/ Jeffrey Eberwein
GALEN VETTER	JEFFREY EBERWEIN

GLOBALTEL HOLDINGS LLC	ARCHER ADVISORS, LLC

/s/ Dilip Singh	/s/ Steven Markusen
Manager	Managing Member

ARCHER FOCUS FUND, LLC
/s/ Dilip Singh	By: Archer Advisors, LLC, its Manager
DILIP SINGH
By: /s/ Steven Markusen
Managing Member
/s/ Richard K. Coleman Jr.
RICHARD K. COLEMAN JR.	ARCHER EQUITY FUND, LLC
By: Archer Advisors, LLC, its Manager
/s/ James F. Adelson
JAMES F. ADELSON	By: /s/ Steven Markusen
Managing Member
/s/ Charles M. Gillman
CHARLES M. GILLMAN	/s/ Steven Markusen
STEVE MARKUSEN
/s/ Stephen J. Heyman
STEPHEN J. HEYMAN	ANDOVER GROUP, INC.

BOSTON AVENUE CAPITAL LLC	/s/ A. John Knapp Jr.
President
/s/ Stephen J. Heyman
Manager
/s/ A. John Knapp Jr.
/s/ James F. Adelson	ALFRED JOHN KNAPP Jr.
Manager